Filed by Breeze Holdings Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934,

as amended

Subject Company: Breeze Holdings Acquisition Corp.

(Commission File No. 001- 39718)

Date: May 12, 2022

D-Orbit Successfully Completes its Fifth ION Satellite Carrier Mission

D-Orbit Successfully Completes its Fifth ION Satellite Carrier Mission

ION is the first orbital transfer vehicle ever to perform a RAAN shift maneuver in space

Fino Mornasco, Italy, May 12, 2022: D-Orbit, the space logistics and orbital transportation company in the process of going public through a transaction with Breeze Holdings Acquisition Corp. (NASDAQ: BREZ), today announced the successful completion of the Company’s fifth mission, Spacelust. The deployment phase of the mission ended after D-Orbit’s versatile and cost-effective orbital transfer vehicle (“OTV”), ION Satellite Carrier (“ION”), successfully deployed a pair of small customer satellites from Kleos Space S.A. (ASX:KSS, Frankfurt:KS1, Kleos).

In addition, over the weeks preceding the final deployment operation, ION fired Dawn Aerospace's B20 thrusters and successfully performed a change in the orbit inclination and RAAN (Right Ascension of the Ascending Node) parameters to release KSF2a and KSF2b, the last two of the four Kleos’ Patrol Mission satellites onboard. By changing the inclination and RAAN parameters, D-Orbit was able to help speed up the deployment of Kleos’ satellite constellation by several months. Importantly, this operation demonstrates ION’s capability to perform RAAN shift maneuvers which are complex orbital maneuvers in space, which has never before been demonstrated by an OTV.

“Another mission completed and another terrific job by our team at D-Orbit,” said Renato Panesi, Ph.D., D-Orbit’s Chief Commercial Officer. “We are proud to have served our customers on Spacelust. With each mission we complete, we are demonstrating the strength of our technology and our steady progression along our roadmap.”

Spacelust began on April 1, 2022 with the launch of ION SCV 005 Almighty Alexius aboard a SpaceX Falcon 9 launch vehicle from the Space Launch Complex 40 (SLC-40) at Cape Canaveral, Florida. The ION Satellite Carrier completed the deployment phase on May 9, 2022, following the precise deployment of three satellites from the University of Chile's Space Exploration Laboratory (SPEL) and four satellites from Kleos Space S.A. via a Spaceflight Inc. contract.

The three satellites developed by SPEL's Faculty of Physical Sciences and Mathematics (FCFM) included PlantSat, a 3U CubeSat that will study the growth of a plant in low Earth orbit, and the Satellite of the University of Chile for Aerospace Investigation’s (SUCHAI) nanosats, SUCHAI 2 and SUCHAI 3, which will perform basic science research funded by the U.S. Air Force Office of Scientific Research (AFOSR), the technical directorate of the Air Force Research Laboratory (AFRL).

D-ORBIT I DORBIT.SPACE I INFO@DORBIT.SPACE

Registered Offices and Operating Offices: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

VAT IT 07373150965

For Kleos Space, a space-powered radio frequency reconnaissance data-as-a-service (DaaS) company, D-Orbit deployed four Patrol Mission satellites, KSF2, which joined the eight existing spacecraft in orbit to perform intelligence, surveillance, and reconnaissance (ISR) activities of governments and commercial entities to expose illegal activity on land and sea.

In addition, ION also hosts onboard a payload from Upmosphere, a start-up that offers customers an opportunity to launch smaller personal items that will travel around the Earth for several years aboard ION. The payload for this mission consists of a wooden UP-box containing mementos from four different clients.

The Company has four more ION launches scheduled for 2022. The sixth upcoming ION mission, Infinite Blue, is scheduled for later this month.

About D-Orbit and Its Proposed Business Combination with Breeze Holdings

D-Orbit is a market leader in the space logistics and transportation services industry with a track record of space-proven technologies and successful missions.

Founded in 2011, before the dawn of the New Space market, D-Orbit is the first company addressing the logistics needs of the space market. ION Satellite Carrier, for example, is a space vehicle that can transport satellites in orbit and release them individually into distinct orbital slots, reducing the time from launch to operations by up to 85% and the launch costs of an entire satellite constellation by up to 40%. ION can also accommodate multiple third-party payloads like innovative technologies developed by startups, experiments from research entities, and instruments from traditional space companies requiring a test in orbit.

D-Orbit is a space infrastructure pioneer with offices in Italy, Portugal, the UK, and the US; its commitment to pursuing business models that are profitable, friendly for the environment, and socially beneficial, led to D-Orbit S.p.A. becoming the first certified B-Corp space company in the world.

As previously announced on January 27, 2022, D-Orbit has entered into a business combination agreement among Breeze Holdings Acquisition Corp. (“Breeze Holdings”) (NASDAQ: BREZ), a publicly traded special purpose acquisition company, D-Orbit and a newly formed joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (“Holdco”) pursuant to which Holdco will become the publicly traded parent company of Breeze Holdings and D-Orbit upon the closing of the transactions. The transaction is expected to close in the second or third quarter of 2022, subject to the satisfaction of customary closing conditions, including certain governmental approvals and the approval of the shareholders of Breeze Holdings and the contribution of the D-Orbit shares by the D-Orbit shareholders.

About Breeze Holdings Acquisition Corp.

Breeze Holdings is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination transaction, Holdco intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a proxy statement of Breeze Holdings and that also will constitute a prospectus of Holdco with respect to the ordinary shares of Holdco to be issued in the proposed transaction (the “proxy statement/prospectus”). The definitive proxy statement/prospectus (if and when available) will be delivered to Breeze Holdings’ and D-Orbit’s stockholders. Each of Holdco and Breeze Holdings may also file other relevant documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF BREEZE HOLDINGS AND D-ORBIT ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the proxy statement/prospectus (if and when available) and other documents that are filed or will be filed with the SEC by Breeze Holdings or Holdco through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Breeze Holdings or Holdco will be available free of charge at Breeze Holdings Acquisition Corp., 955 W. John Carpenter Fwy., Suite 100-929, Irving, TX 75039, attention: J. Douglas Ramsey.

Participants in the Solicitation

Breeze Holdings and its directors and executive officers are participants in the solicitation of proxies from the stockholders of Breeze Holdings in respect of the proposed transaction. Information about Breeze Holdings’ directors and executive officers and their ownership of Breeze Holdings common stock is set forth in Breeze Holdings’ Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 11, 2022. D-Orbit and Holdco may also be deemed to be participants in the solicitation of proxies from the stockholders of Breeze Holdings. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC in respect of the proposed transaction when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

D-ORBIT I DORBIT.SPACE I INFO@DORBIT.SPACE

Registered Offices and Operating Offices: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

VAT IT 07373150965

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements, including, among other things, statements regarding the anticipated benefits of the proposed transaction and the combined company becoming a publicly listed company, the anticipated impact of the proposed transaction on the combined companies’ business and future financial and operating results, the anticipated timing of closing of the proposed transaction, the anticipated growth of the space economy, the success and customer acceptance of D-Orbit’s product and service offerings, and other aspects of D-Orbit’s operations or operating results. Words such as “may,” “should,” “will,” “believe,” “expect,” “anticipate,” “target,” “project,” and similar phrases that denote future expectations or intent regarding the combined company’s financial results, operations, and other matters are intended to identify forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to complete the proposed transaction within the time frame anticipated or at all; (ii) the failure to realize the anticipated benefits of the proposed transaction or those benefits taking longer than anticipated to be realized; (iii) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Breeze Holdings’ securities; (iv) the risk that the transaction may not be completed by Breeze Holdings’ business combination deadline and the potential failure to obtain further extensions of the business combination deadline if sought by Breeze Holdings; (v) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the business combination agreement by the stockholders of Breeze Holdings, the consummation of the exchange by the D-Orbit stockholders, the satisfaction of the minimum cash amount following redemptions by the public stockholders of Breeze Holdings and the receipt of any governmental and regulatory approvals; (vi) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (viii) the impact of COVID-19 on D-Orbit’s business and/or the ability of the parties to complete the proposed transaction; (ix) the effect of the announcement or pendency of the transaction on D-Orbit’s business relationships, performance, and business generally; (x) risks that the proposed transaction disrupts current plans and operations of D-Orbit and potential difficulties in D-Orbit employee retention as a result of the proposed transaction; (xi) the outcome of any legal proceedings that may be instituted against D-Orbit or Breeze Holdings related to the business combination agreement or the proposed transaction; (xii) the ability to obtain and maintain the listing of Holdco’s securities and the ability to maintain Breeze Holdings’ securities, in each case on the NASDAQ Stock Market; (xiii) potential volatility in the price of Breeze Holdings’ and Holdco’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which D-Orbit operates, variations in performance across competitors, changes in laws and regulations affecting D-Orbit’s business and changes in the combined company’s capital structure; (xiv) the ability to implement business plans, identify and realize additional opportunities and achieve forecasts and other expectations after the completion of the proposed transaction; (xv) the risk of downturns and the possibility of rapid change in the highly competitive industry in which D-Orbit operates; (xvi) the inability of D-Orbit and its current and future collaborators to successfully develop and commercialize D-Orbit’s services in the expected time frame or at all; (xvii) the risk that the post-combination company may never achieve or sustain profitability; (xviii) Holdco’s potential need to raise additional capital to execute its business plan, which capital may not be available on acceptable terms or at all; (xix) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xx) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xxi) the risk that orders that have been placed by customers for launches with D-Orbit are cancelled or modified; (xxii) that the material weaknesses in D-Orbit’s internal control over financial reporting, if not corrected, could adversely affect the reliability of D-Orbit’s financial reporting; (xxiii) the risk of regulatory lawsuits or proceedings relating to D-Orbit’s services; (xxiv) the risk that D-Orbit is unable to secure or protect its intellectual property; and (xxv) the risk factors as set forth in the D-Orbit Investor Presentation, dated March 2022. The forward-looking statements contained in this press release are also subject to additional risks, uncertainties, and factors, including those described in Breeze Holdings’ most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and other documents filed or to be filed with the SEC by Breeze Holdings or Holdco from time to time. The forward-looking statements included in this press release are made only as of the date hereof.

D-ORBIT I DORBIT.SPACE I INFO@DORBIT.SPACE

Registered Offices and Operating Offices: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

VAT IT 07373150965

No Offer or Solicitation

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or to buy any securities or a solicitation of any vote or approval and is not a substitute for the proxy statement/prospectus or any other document that Holdco or Breeze Holdings may file with the SEC or send to Breeze Holdings’ or D-Orbit’s stockholders in connection with the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Patrizia Tammaro Silva – Investor Relations

patrizia.tammaro@dorbit.space

Elena Sanfilippo Ceraso – Media Manager

comms@dorbit.space

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D-ORBIT I DORBIT.SPACE I INFO@DORBIT.SPACE

Registered Offices and Operating Offices: Viale Risorgimento, 57 22073 Fino Mornasco (CO) IT

VAT IT 07373150965